JACC Studios Inc

18124 Wedge Pkwy, Ste 1050

Reno, NV 89511

Securities and Exchange Commission                                                                              February 25, 2016

Attn: Mark P. Shuman

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: JACC Studios Inc

Registration Statement on Form S-1 Filed September 24, 2015

File No. 333-207103

Request for withdrawal of Acceleration of Effectiveness of February 22, 2016

Dear Sir/Madam:

We request that we be notified of such acceptance of our request by a telephone call to the undersigned at (778) 995-1267

Sincerely,

s/s_______________

Zhongbo Jia